

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

Via Facsimile

Mr. Steven L. Sunyich
Chief Executive Officer
Ideal Financial Solutions, Inc.
5940 S. Rainbow Blvd., Suite 3010
Las Vegas, NV 89118

> **Re:** **Ideal Financial Solutions, Inc.**
> **Form 8-K, Item 4.01 & Item 4.02**
> **Filed April 12, 2012**
> **Amendment No. 1 to Form 8-K, Item 4.01 & Item 4.02**
> **Filed April 19, 2012**
> **Amendment No. 2 to Form 8-K, Item 4.01 & Item 4.02**
> **Filed April 27, 2012**
> **File No. 000-53922**

Dear Mr. Sunyich:

We have reviewed your amendment dated April 27, 2012 in connection with the above-referenced filings and have the following comments.

Please respond to this letter within five business days by submitting a written response and amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 23, 2012.

1. Please provide a separate, written correspondence letter submitted on EDGAR in response to each of the comments contained in our letters dated April 16, 2012 and April 23, 2012, as well as in response to this letter.

2. In prior comment 3 we asked that you tell us whether the disagreement regarding the treatment of the four companies is the sole reason for the former auditor's unwillingness to rely on your representations and to be associated with your financial statements. If this disagreement is not the sole reason for your former auditor's position, please provide the

disclosures required by Item 304(a)(1)(iv) for reasons other than the disagreement already disclosed. Please provide a written response in which you answer the question set forth in prior comment 3.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding your Item 4.01 disclosures. You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding your Item 4.02 disclosures. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief